[redacted]

14040041

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

OMB APPROVAL
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RECEIVED MAR 0 4 2014

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65914

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Longship Alternative Asset Management, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Concord Road
(No. and Street)

Port Washington	NY	11050
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Lipner, CPA 516-487-4070
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Lipner, Sofferman & Co., LLP
(Name – *if individual, state, last, first, middle name*)

125 Jericho Turnpike, Suite 402	Jericho	NY	11753
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, Robert Stearns, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Longship Alternative Asset Management, LLC , as of December 31, 2013 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title
PRINCIPAL

Notary Public

JOANNE SOMERVILLE
Notary Public, State of New York
No. 4790915
Qualified in Nassau County
Commission Expires May 31, 2015

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Operations.
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Member's Equity or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
(h) Computation of Determination for Reserve Requirements Pursuant to Rule 15c3-3.
(I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with focus report.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Independent Auditors' Report on Internal Control.

LONGSHIP ALTERNATIVE ASSET MANAGEMENT, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS

DECEMBER 31, 2013

LONGSHIP ALTERNATIVE ASSET MANAGEMENT, LLC

(A LIMITED LIABILITY COMPANY)

INDEX TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

	Pages
Annual Audit Report Form X-17A5 Part III	1-2
Independent Auditors' Report	3-4
Statement of Financial Condition	5
Statement of Operations	6
Statement of Members' Equity	7
Statement of Cash Flows	8
Notes to Financial Statements	9-10
Supplemental Schedule of Computation of Net Capital	11
Computation for Determination of Reserve Requirements And Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	12
Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5	13-14
Independent Accountants' Agreed-upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)	15
Schedule of Securities Investor Protection Corporation Assessments and Payments	16

LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
125 JERICHO TURNPIKE, SUITE 402, JERICHO, NEW YORK 11753
(516) 487-4070 • FAX (516) 773-4289 • www.lipnersofferman.com

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Longship Alternative Asset Management, LLC
(A Limited Liability Company)
14 Concord Road
Port Washington, NY 11050

Report on the Financial Statements

We have audited the accompanying financial statements of Longship Alternative Asset Management, LLC, which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Longship Alternative Asset Management, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplemental information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

Lipner, Sofferman & Co., LLP

LIPNER, SOFFERMAN & CO., LLP

Jericho, NY
February 27, 2014

LONGSHIP ALTERNATIVE ASSET MANAGEMENT, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

Cash	$ 11,325
Commissions receivable	19,144
Property and equipment, net of accumulated depreciation of $10,013	1,115
Prepaid expenses	1,223
Total assets	$ 32,807

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Accrued expenses	$ 3,925
Total current liabilities	3,925
Members' equity	28,882
Total liabilities and members' equity	$ 32,807

See accompanying notes to financial statements.

LONGSHIP ALTERNATIVE ASSET MANAGEMENT, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2013

Income:	
Consulting fees	$ 248,992
Other income	178
	249,170
Expenses:	
Travel and entertainment	6,383
Telephone, data and communications	7,421
Professional fees	5,900
Office expense	2,767
Insurance	21,903
Research	147
Dues and fees	3,981
Depreciation	2,667
Equipment rental	5,993
Other expenses	1,961
	59,123
Net income	$ 190,047

See accompanying notes to financial statements.

LONGSHIP ALTERNATIVE ASSET MANAGEMENT, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2013

Balance, January 1, 2013	$ 16,139
Less: distributions to member	(182,304)
Add: contribution from member	5,000
Add: net income	190,047
Balance, December 31, 2013	$ 28,882

See accompanying notes to financial statements.

LONGSHIP ALTERNATIVE ASSET MANAGEMENT, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2013

Cash flows from operating activities:		
Net income		$ 190,047
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation	$ 2,667	
Commissions receivable	(19,144)	
Increase in prepaid expenses	(694)	
Decrease in accrued expenses	(285)	
Total adjustments		(17,456)
Net cash provided by operating activities		172,591
Cash flows from financing activities:		
Distributions to member	(182,304)	
Contribution from member	5,000	
Net cash (used) by financing activities		(177,304)
Net decrease in cash and cash equivalents		(4,713)
Cash and cash equivalents, beginning		16,038
Cash and cash equivalents, ending		$ 11,325
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income taxes paid during year		$ --
Interest paid during year		$ --

See accompanying notes to financial statements.

LONGSHIP ALTERNATIVE ASSET MANAGEMENT, LLC

(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

1. Statement of Significant Accounting Policies:

Organization:

Longship Alternative Asset Management, LLC (A Limited Liability Company) was organized under the laws of the State of Delaware and was authorized to do business in New York. The company is a registered broker under the Securities and Exchange Commission and became a member of the Financial Industry Regulatory Authority, Inc., formerly the National Association of Securities Dealers, in October 2003.

Concentration of Risk:

The company is engaged in various investment and brokerage activities in which counterparties primarily include broker dealers, banks, and other financial institutions. In the event these counterparties do not fulfill their obligations, the company may be exposed to certain risks. The risk of default depends upon the creditworthiness of the counterparties or issuers of the instrument.

The Company maintains accounts with Chase bank. The balances at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

The Company had 1 customer that made up 100% of consulting revenues for the year ended December 31, 2013. Accounts receivables from these customers were $19,144 as of December 31, 2013.

Cash and Cash Equivalents:

Cash equivalents are limited to short term, highly liquid investments that are both readily convertible to known amounts of cash and of an original maturity of three months or less.

Property and Equipment:

Property and equipment are stated at cost, less accumulated depreciation. Repairs and maintenance charges, which do not increase the useful lives of assets, are charged to income as incurred. Depreciation expense for the year ended December 31, 2013 was $2,667.

Use of Estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

1. Statement of Significant Accounting Policies (continued):

Income Taxes:

No provision for federal and state income taxes is made in these financial statements as these taxes are the responsibility of the member under this form of organization.

2. Net Capital Requirements:

Longship Alternative Asset Management, LLC (A Limited Liability Company) is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, Longship Alternative Asset Management, LLC (A Limited Liability Company) had net capital of $7,400 after adjustments for non-allowable assets, which was $2,400 in excess of its required net capital. Longship Alternative Asset Management, LLC (A Limited Liability Company)'s net capital ratio was .5304 to 1.

3. Financial Instruments with Off-Balance Sheet Credit Risk:

As a broker dealer, Longship Alternative Asset Management, LLC (A Limited Liability Company) is engaged by third party companies to market private placement securities on their behalf. These securities are exempt from registration with the Securities and Exchange Commission under Section 4(2)-Rule D, No. 506 of the Securities Act.

Longship Alternative Asset Management, LLC (A Limited Liability Company) does not have any credit exposure associated with the Qualified Investors it introduces as a third party marketer to its customers.

4. Commitments and Contingencies:

The company had no significant contingent liabilities requiring disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

LONGSHIP ALTERNATIVE ASSET MANAGEMENT, LLC

(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15c3-1

DECEMBER 31, 2013

Computation of net capital	
Member's equity	$ 28,882
Less non-allowable assets:	
Commissions receivable	(19,144)
Property and equipment	(1,115)
Prepaid expenses	(1,223)
Net capital	$ 7,400
Computation of basic net capital requirement	
Minimum net capital requirements - the greater of $5,000 or 6-2/3% of aggregate indebtedness	$ 5,000
Excess net capital	$ 2,400
Computation of aggregate indebtedness	
Total A.I. liabilities	$ 3,925
Percentage of aggregate indebtedness to net capital	53.04%

There are no material differences between the computation of net capital above and the computation on the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2013.

LONGSHIP ALTERNATIVE ASSET MANAGEMENT, LLC

(A LIMITED LIABILITY COMPANY)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

AND INFORMATION RELATING TO POSSESSION AND CONTROL

REQUIREMENTS UNDER RULE 15c3-3 OF THE

SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2013

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
125 JERICHO TURNPIKE, SUITE 402, JERICHO, NEW YORK 11753
(516) 487-4070 • FAX (516) 773-4289 • www.lipnersofferman.com

INDEPENDENT AUDITORS'

REPORT ON INTERNAL CONTROL STRUCTURE

REQUIRED BY SEC RULE 17a-5

To the Members of
Longship Alternative Asset Management, LLC

In planning and performing our audit of the financial statements of Longship Alternative Asset Management, LLC as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered Longship Alternative Asset Management, LLC's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Longship Alternative Asset Management, LLC's internal control. Accordingly, we do not express an opinion on the effectiveness of Longship Alternative Asset Management, LLC's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Longship Alternative Asset Management, LLC including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Longship Alternative Asset Manaement, LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Longship Alternative Asset Management, LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Longship Alternative Asset Management, LLC's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lipner, Sofferman & Co., LLP

LIPNER, SOFFERMAN & CO., LLP

Jericho, NY
February 27, 2014

LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
125 JERICHO TURNPIKE, SUITE 402, JERICHO, NEW YORK 11753
(516) 487-4070 • FAX (516) 773-4289 • www.lipnersofferman.com

INDEPENDENT ACCOUNTANTS' AGREET-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Members of Longship Alternative Asset Management, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Longship Alternative Asset Management, LLC (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authority, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lipner, Sofferman & Co., LLP

LIPNER, SOFFERMAN & CO., LLP

Jericho, NY
February 27, 2014

LONGSHIP ALTERNATIVE ASSET MANAGEMENT, LLC

(A LIMITED LIABILITY COMPANY)

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION

ASSESSMENTS AND PAYMENTS

FOR THE YEAR ENDED DECEMBER 31, 2013

SIPC Net Operating Revenues per General Assessment Reconciliation Form SIPC-7	$ 249,170
General Assessments at .0025	$ 623
Payment Remitted with Form SIPC-6	210
Amount due With Form SIPC-7	$ 413